Exhibit 99.1

GERDAU S.A. PROPOSES TO ACQUIRE THE MINORITY SHARES
IN GERDAU AMERISTEEL CORPORATION

(Note: all dollar amounts in this press release are expressed in United States dollars)

Gerdau Ameristeel Corporation (NYSE: GNA, TSX: GNA) and Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announced today that Gerdau S.A. has delivered to the Board of Directors of Gerdau Ameristeel a proposal to acquire all of the shares of Gerdau Ameristeel Corporation that Gerdau S.A. does not already own for US$11.00 cash per share.

This proposal values Gerdau Ameristeel’s minority held shares at approximately US$1.6 billion. Gerdau S.A. already owns 66.3% of the outstanding shares of Gerdau Ameristeel and intends to fund the acquisition and related expenses through its existing cash resources and committed financing.

The Gerdau Ameristeel Board of Directors has established a Special Committee of independent directors to, among other things, supervise the preparation of a formal valuation and oversee the finalization of a definitive agreement in connection with the proposal.

The Special Committee has retained RBC Capital Markets (“RBC”) as its independent valuator for the purpose of providing a valuation in accordance with applicable regulatory requirements. RBC has delivered its valuation to the Special Committee, which concludes that the value of the common shares of Gerdau Ameristeel is in the range of US$11.00 to US$13.00 per share. RBC has also delivered its opinion that the consideration under the proposal of US$11.00 per share is fair from a financial point of view to the shareholders of Gerdau Ameristeel, other than Gerdau S.A. and its related parties. The price of US$11.00 per share represents a  premium of 53.4% to the closing share price of Gerdau Ameristeel on the NYSE on June 1, 2010 and a premium of 45.9% to the 30-day volume weighted average price of the shares on the NYSE.

The Board of Directors of Gerdau Ameristeel — having considered, among other things, the unanimous recommendation of the Special Committee — has unanimously determined (the representatives of Gerdau S.A. on the Board of Directors of Gerdau Ameristeel having abstained from voting) that it would support a transaction at the price contemplated by the proposal, subject to finalization of definitive documentation for the transaction.

Once Gerdau Ameristeel is wholly-owned by Gerdau S.A., the combined business would be expected to benefit from additional business development opportunities in the context of Gerdau S.A.’s global strategy. As a wholly-owned subsidiary of Gerdau S.A., Gerdau Ameristeel would be expected to realize global synergies and enjoy a lower cost of funding as a result of Gerdau S.A.’s stronger credit ratings.

Chairman of the Board of Directors of Gerdau S.A., Jorge Gerdau Johannpeter, commented: “We believe this transaction represents an excellent opportunity for Gerdau Ameristeel’s public shareholders to monetize their holdings at a price that represents full and fair value and is in the best interests of Gerdau S.A. and Gerdau Ameristeel, its public shareholders and other stakeholders.”

It is contemplated that the transaction would be implemented pursuant to a plan of arrangement and that, subject to completion of definitive documentation for the transaction, a management information circular would be prepared and mailed for a special meeting of Gerdau Ameristeel shareholders that would be held early in the third quarter of 2010.  The Board of Directors of Gerdau Ameristeel has established June 18, 2010 as the record date for determining shareholders entitled to vote at the special meeting.

The information circular to be sent to shareholders would include full details of the terms of the transaction, the recommendation to shareholders by the Board of Directors of Gerdau

Ameristeel and the Special Committee, as well as a formal valuation report on the shares of Gerdau Ameristeel and fairness opinion prepared by RBC Capital Markets, the independent valuator retained by the Special Committee.

The transaction will be subject to usual conditions for a plan of arrangement including the approval of a majority of Gerdau Ameristeel shareholders represented in person or by proxy at the special meeting of shareholders, other than Gerdau S.A. and its related parties.

J.P. Morgan is acting as exclusive financial advisor to Gerdau S.A. in the context of this transaction.

About Gerdau S.A.

Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.’s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (GNA: TO), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and

Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel’s majority shareholder is Gerdau S.A.

Investor Relations Contacts

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations

Gerdau S.A.

Office: +55 51 3323-2108

Email: Osvaldo.Schirmer@gerdau.com.br

Barbara Smith

Vice President and Chief Financial Officer

Gerdau Ameristeel Corporation
Office: 813-319-4324

Email: basmith@gerdauameristeel.com

Media Contact

Santiago Fittipaldi

Office: 1-305-347-4353

Mobile: 1-646-204-5880

Email: Santiago.A.Fittipaldi@bm.com

Forward Looking Statements

This release contains forward-looking statements relating to the proposed acquisition by Gerdau S.A. of the shares of Gerdau Ameristeel that Gerdau S.A.  does not already own, including statements regarding the completion of the proposed transaction and other statements that are not historical facts.   Such forward-looking statements are subject to important risks and uncertainties including, without limitation, negotiation and finalization of definitive documentation for the transaction, approval of applicable governmental authorities, required Gerdau Ameristeel shareholder approval and necessary court approvals if the transaction is implemented by way of a plan of arrangement. As a result of these risks and  uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Gerdau S.A. and Gerdau Ameristeel do not assume and expressly renounce any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.  Additionally, Gerdau S.A. and Gerdau Ameristeel undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction.